UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41524
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Rentokil Initial plc
(Registrant’s name)
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Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Director/PDMR Shareholding dated 25 September 2025

Rentokil Initial plc

Rentokil Initial plc (the 'Company') has been informed that on 23 September 2025 Andy Ransom, a Person Discharging Managerial Responsibility, acquired 8,997 ordinary shares of 1 pence in the Company as a result of his participation in the Company's Dividend Reinvestment Plan (DRIP). The shares were purchased at £3.616967 per share.

The notification set out below is provided in accordance with the requirements of Article 19 of the UK Market Abuse Regulation.

Rachel Canham
Group General Counsel & Company Secretary
+44 (0)1293 858 000

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andy Ransom
2	Reason for the notification
a)	Position/status	Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Rentokil Initial plc
b)	LEI	549300VN4WV7Z6T14K68
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 1p each ISIN: GB00B082RF11
b)	Nature of the transaction	Acquisition of shares through the Company's Dividend Reinvestment Plan (DRIP).
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.616967	8,997
d)	Aggregated information - Aggregated volume - Total price	8,997 £32,541.85
e)	Date of the transaction	2025-09-23
f)	Place of the transaction	London Stock Exchange (XLON)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 September 2025	RENTOKIL INITIAL PLC
/s/ Rachel Canham
Name: Rachel Canham
Title: Group General Counsel and Company Secretary